

July 14, 2015

<u>Via Email</u>
Mr. Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
1997 Annapolis Parkway, Suite 410
Annapolis, MD 21401

   Re: Chesapeake Lodging Trust
      Form 10-K
      Filed February 19, 2015
      File No. 001-34572

Dear Mr. Vicari:

  We have reviewed your July 7, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Non-GAAP Financial Measures, page 31

1. In future filings revise your disclosure to clearly explain what is included in the adjustments for corporate general and administrative and non-cash amortization and why each of these adjustments is appropriate.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant